UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 1, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated June 1, 2012 announcing that the Annual General Assembly meeting will be held on June 29, 2012 and will address the agenda included herein.

June 01, 2012

TURKCELL ANNUAL GENERAL ASSEMBLY TO CONVENE
ON JUNE 29, 2012

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s Statutory Auditors have notified our Company of their decision to call the Annual General Assembly, on the basis that the Board of Directors has not timely and properly carried out the required procedures for the implementation of Corporate Governance Principles issued by the Capital Markets Board and could not adopt a resolution to call the Annual General Assembly. According to that decision, Turkcell’s Annual General Assembly is to be held at “Turkcell Plaza, Conference Room, Mesrutiyet Cad. No.71 Tepebasi, Istanbul” on June 29, 2012, at 10.00 to resolve the attached agenda.

In order to provide accurate and complete information to the public, it is hereby stated that there is no Board of Directors’ resolution taken with the legally stipulated quorum yet, pertaining to the 3rd, 4th, 13th and 18th items of the attached agenda prepared by our Statutory Auditors.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

For ADR voting inquiries and information regarding the  June 29, 2012 Annual General Meeting of TurkcellIletisimHizmetleri A.S., please contact Citibank Shareholder Services toll free at 1-877-248-4237  (international dial number: +1-781-575-4555) during regular business hours (Monday through Friday 08:30AM-6:00 PM EST).

1

TURKCELL İLETİŞİM HİZMETLERİ A.S. AGENDA OF THE ANNUAL GENERAL ASSEMBLY MEETING
Dated June 29, 2012

1-	Opening and election of the Presidency Board;
2-	Authorizing the Presidency Board to sign the minutes of the meeting;
3-
Discussion of and voting on the amendment of Article 6 “Share Capital”, Article 9 “Board of Directors”, Article 11 “Meetings of the Board of Directors”, Article 13 “Sharing Duties and Assigning Directors”, Article 17 “General Assembly”, Article 19 “Announcements and Annual Reports of the Company” and addition of Article 26 “Compliance with Corporate Governance Rules” to the Articles of Association of the Company within the scope of the Corporate Governance Principles;*

4-
Dismissal of members of the Board of Directors individually, or decide on the continuance of their terms, in case of dismissal, to elect new board members in lieu of the board members dismissed and election of the Independent Members in accordance with the restructuring of the Board of Directors pursuant to the Corporate Governance Principles;**

5-	Reading the Annual Reports of the Board of Directors relating to fiscal years 2010 and 2011;
6-	Reading the Annual Reports of the Statutory Auditors relating to fiscal years 2010 and 2011;
7-	Respectively review, discussion and approval of the Balance Sheets and profits/loss statements relating to fiscal years 2010 and 2011;
8-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2011;
9-	Release of the Board members individually from activities and operations of the Company in year 2010;
10-	Release of the Board members individually from activities and operations of the Company in year 2011;
11-	Release of the auditors individually from activities and operations of the Company in year 2010;
12-	Release of the auditors individually from activities and operations of the Company in year 2011;
13-	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of dividend for years 2010 and 2011;
14-	Election of auditors for a period of one year and determination of their remuneration;
15-
Discussion of and approval of the election of the independent audit firm realized by the Board of Directors pursuant to the Communiqué on Independent Auditing Standards in Capital Markets published by Capital Market Board;

16-
Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;

17-	Informing the General Assembly on the donation and contribution policy of the Company and the donations and contributions made in year 2011;
18-	Informing the General Assembly on the “Compensation Policy” determined for the Board of Directors and the Senior Management, pursuant to the Corporate Governance Principles;
19-	Determination of the gross monthly fees of the members of the Board of Directors and Statutory Auditors,
20-	Informing the General Assembly on the “Information Policy” of the Company pursuant to the Corporate Governance Principles,
21-
Informing the General Assembly regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Decision of the Capital Markets Board dated 09/09/2009 and numbered 28/780;

22-	Informing the General Assembly regarding the related party transactions within the year, if any, in accordance with the Communiqué of Capital Markets Board Serial: IV No.41
23-	Wishes and hopes;
24-	Closing.

* The amendments to the Articles of Association in the 3rd item of agenda are subject to the permission of the relevant Ministry and the approval of the Capital Markets Board;
** The candidates to the independent members of the Board of Directors in the 4th item of the agenda are subject to review of the Capital Markets Board.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 1, 2012	By:	/s/Koray Öztürkler
		Name:	Koray Öztürkler
		Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 1, 2012	By:	/s/Nihat Narin
		Name:	Nihat Narin
		Title:	Investor & Int. Media Relations – Division Head